SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2000

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  ---------------------------------------------
                  (Translation of registrant's name in English)

          SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                         -7o ANDAR, BRASILIA, D.F.
                        FEDERATIVE REPUBLIC OF BRAZIL
                        -----------------------------
                   (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X      Form 40-F ___
                                     ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes ___   No  X
                                                 ---

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69
                              Open Capital Company

       MINUTES OF THE 4th EXTRAORDINARY MEETING HELD BY THE FISCAL COUNCIL

In accordance with Item III, under Article 163 of Law n(o) 6,404/76, the effective members of the Fiscal Council of Tele Centro Oeste Celular Participacoes S/A (the "Company") met at 08:00 hours on the 11th day of October, 2000, at the Company's headquarters, to express their opinions on the corporate restructuring, having received from the Company's administration all the documents that reflect the conditions, justifications and advantages of the operation, relative to the protocol (the "Protocol") for a partial spin-off of the Company (a "Partial Spin-Off"), with the incorporation of the spun-off portion (the "Spun-Off Portion") by Telebrasilia Celular S/A, by Telegoias Celular S/A, by Telemat Celular S/A, by Telems Celular S/A, by Teleron Celular S/A and by Teleacre Celular S/A (these companies which will incorporate the Spun-Off Portion, the "Incorporating Companies").

The Fiscal Council has examined the wordings of the Protocol and of the instrument for justification (the "Justification"), containing the terms, justifications and general conditions of the proposed Partial Spin-Off, the nomination of Ernst & Young Independent Auditors S/C as the specialized company in charge of preparing the report on the valuation of the equity to be incorporated by the Incorporating Companies and the values to be capitalized by these same companies. After examining the documentation presented and having agreed with and approved the proposed project of corporate restructuring, the Fiscal Council certified that the proposed Partial Spin-Off meets the interests of both the Company and the Incorporating Companies, since it will allow the improvement of cash flow in these companies as a result of the fiscal credit generated by the amortization of the premium paid when the Company acquires shares issued by the Incorporating Companies, and that the Partial Spin-Off shall be structured in such a way not to imply the transfer of any sort of debt to the Incorporating Companies. Still, the dividends attributed to the shares held by the non-controlling shareholders will not be decreased by the amount of amortizable premium in each period. As a result, the Fiscal Council unanimously chose to approve at the general shareholders assembly the entire Protocol and the entire Justification, with all their conditions. Without further subjects for appreciation the meeting was closed and the present minutes were drawn up, read, approved and signed by all the present members. These minutes are now part of the internal corporate log. Brasilia-DF, October 11, 2000.

                                AUGUSTO PATARELI
                                    President

                           FRANCISCO JOSE BECKER DIAS
                                    Counselor

                               LUIZ CARLOS FELIPE
                                    Counselor

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69
                              OPEN CAPITAL COMPANY

    MINUTES OF THE 71st EXTRAORDINARY MEETING HELD BY THE BOARD OF DIRECTORS

1. DATE, TIME, PLACE: Held in Brasilia, Distrito Federal, at SCS, QUADRA 02, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7(o) ANDAR, at 09:00 hours.
2. PRESIDING COUNSELORS: All members of the Administrative Council of Tele Centro Oeste Celular Participacoes S/A (the "Company") were present. 3.
DELIBERATIONS: The members of the Company's Administrative Council decided (1) to approve the draft protocol (the "Protocol") for the partial spin-off of the Company (the "Partial Spin-Off"), with the incorporation of the spun-off portion (the "Spun-Off Portion") by Telebrasilia Celular S/A, Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A and Teleacre
Celular S/A (these companies will incorporate the Spun-off Portion, "Incorporating Companies"). A copy of the Protocol for the Partial Spin-Off has been attached to these minutes [as summarized in the attached Relevant Fact];
(2) to ratify the arrangement, made by the Board, with Ernst & Young Independent Auditors S/C for the preparation of the accounting valuation report on the Spun-Off Portion, for purposes of its incorporation by the Incorporating Companies; (3) to call an extraordinary shareholders meeting to decide on the matters relative to the Partial Spin-Off described in the Protocol; (4) to approve the wording of the instrument for justification ("Justification") to be presented at the extraordinary shareholder meeting held by the Company, when the Partial Spin-Off shall be discussed. A copy of the Justification has been attached to these minutes [as summarized in the attached Relevant Fact]; and (5) to submit to the Company's Fiscal Council the conditions, the justifications and the advantages of the Partial Spin-Off. The discussion under item (2) was carried out AD REFERENDUM of the extraordinary shareholders meeting. Without further subjects for appreciation the meeting was closed and the present minutes were drawn up, read, approved and signed by all the present members.

                         Brasilia-DF, October 11, 2000.



                              ALEXANDRE BELDI NETTO
                              Chairman of the Board


    MARIO CESAR PEREIRA DE ARAUJO             JAYME DA COSTA RIBEIRO
              Counselor                              Counselor



         MARCO ANTONIO BELDI                    ANTONIO FABIO BELDI
              Counselor                              Counselor

       NELSON GUARNIERI DE LARA        ARALDO ALEXANDRE M DE SOUZA Counselor
              Counselor

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                           CNPJ/MF 02.558.132/0001-69
                              Open Capital Company

                   CALL FOR EXTRAORDINARY SHAREHOLDER MEETING

All shareholders of Tele Centro Oeste Celular Participacoes S/A (the "Company") are invited to meet in an extraordinary general assembly to be held in the city of Brasilia, Distrito Federal, at SCS, QD. 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR, 7(0) ANDAR at 09:00 hours on the 30th day of October, 2000, with the following Order of the Day:

(a) to discuss and to decide on the instrument used as justification and the protocol for the partial spin-off of the Company, with the incorporation of the spun-off portion ("the Spun-Off Portion") by Telebrasilia Celular S/A, Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A and Teleacre Celular S/A (these companies which shall incorporate the Spun-Off
Portion, the "Incorporating Companies" and the operation, the "Partial Spin-Off"); (b) to receive notification on and to ratify the nomination effected by the Company's administrators, of the specialized company which shall be in charge of preparing the valuation report of the Spun-Off Portion to be incorporated; (c) to discuss and to decide on the valuation report on the Spun-Off Portion; (d) to receive notification on and to ratify the nomination of the independent company which shall be responsible for the economic and financial analysis of the Partial Spin-Off; (e) to discuss and to decide on the economic and financial analysis of the Partial Spin-Off; (f) to discuss and to decide on the Partial Spin-Off; and (g) other subjects of corporate interest.

GENERAL INSTRUCTIONS

Requests for representation at the Assembly should be deposited at the Company's Headquarters, located in the city of Brasilia, Distrito Federal, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7(0) ANDAR, twenty-four (24) hours prior to the time of the Assembly.

The shareholders participating in fungible custody of the stock exchanges' nominal shares, who wish to take part in this Assembly, are required to present a statement provided by the custodian and containing their respective shareholding, issued no more than two (2) days prior to the date of the Assembly.


                         Brasilia-DF, October 11, 2000.


                              ALEXANDRE BELDI NETTO
                              CHAIRMAN OF THE BOARD

TELE CENTRO OESTE CELULAR  TELEBRASILIA CELULAR S/A  TELEGOIAS CELULAR S/A
    PARTICIPACOES S/A              CNPJ/MF                  CNPJ/MF
CNPJ/MF 02.558.132/0001-69    02.320.032/0001-08       02.341.506/0001-90
   Open Capital Company      Open Capital Company     Open Capital Company

   TELEMAT CELULAR S/A        TELEMS CELULAR S/A      TELERON CELULAR S/A
CNPJ/MF 02.340.817/0001-34         CNPJ/MF                  CNPJ/MF
      Closed company          02.331.492/0001-23       02.337.949/0001-07
                                Closed company        Open Capital Company

   TELEACRE CELULAR S/A            BID S/A
CNPJ/MF 02.332.982/0001-44         CNPJ/MF
      Closed company          02.573.260/0001-81
                                 Closed company


                                  RELEVANT FACT

The administrations of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. ("TCO"), TELEBRASILIA CELULAR S/A, TELEGOIAS CELULAR S/A, TELEMAT CELULAR S/A, TELEMS CELULAR S/A, TELERON CELULAR S/A, TELEACRE CELULAR S/A ("the Operating Companies" and, together with TCO, the "Corporations"), and BID S/A in accordance with and following the purposes established in CVM Instruction n(degree) 31/84 and 319/99, hereby inform the terms of the partial spin off of TCO with the incorporation of the spun-off portion by the Operating companies:

1. ON THE INTENDED OPERATION. TCO and the Operating Companies wish to perform a reorganization of the corporation, through which a partial spin off of TCO (a "Partial Spin-Off") shall occur, with the incorporation of the spun off portion (the "Spun-Off Portion") by the Operating Companies. The part of TCO's net equity to be spun off will consist of two assets: a deferred asset (premium) with equity value of two hundred and seventy-four million two hundred and eighty-eight thousand, four hundred and twenty-two Brazilian Reais and thirty-seven cents (R$274,288,422.37) and a cash amount of one hundred thousand Brazilian Reais (R$100,000.00), this portion of the equity will be incorporated by each one of the Operating Companies observing the following proportion:
TELEBRASILIA CELULAR will receive 28.98%; TELEGOIAS CELULAR will receive 20.14%; TELEMAT CELULAR will receive 20.13%; TELEMS CELULAR will receive 23.08%; TELEACRE CELULAR will receive 2.84% and TELERON CELULAR will receive 4.83%. The counterpart of the assets which are the object of the present spin off will consist of a Special Premium Reserve of one hundred thousand Brazilian Reais (R$100,000.00) of the capital account.

2. ON THE REASONS FOR THE OPERATION. The Partial Spin-Off aims at strengthening the structure of the Operating Companies and to use more effectively the fiscal benefit generated as a result of the amortization of the premium by the Operating Companies. The Partial Spin-Off will allow each of the Operating Companies to obtain fiscal savings resulting from the amortization of the premium transferred to the Operating Companies. The total estimated value of these savings, which should be perceived along the next five (5) years, is ninety-three million two hundred and fifty-eight thousand and sixty-three Brazilian Reais and sixty-one cents (R$93,258,063.61).

3. ON THE COSTS OF THE OPERATION. The estimated cost of the Partial Spin-Off is three hundred thousand Brazilian Reais (R$300,000.00) consisting of contracting the institution in charge of evaluating the net spun-off equity, and consultants, as well as other expenses with the publication of corporate decisions, relevant facts and notes of invitation.

4. ON THE CORPORATE DECISIONS OCCURRED PRIOR TO THE OPERATION. The celebration of the Protocol for the Partial Spin-Off and of the Justification of the spin-off was preceded by meetings held by the Board, the Administrative Council and the Fiscal Council of the Corporations.

5. ON THE NUMBER, NATURE AND CLASS OF THE STOCK TO BE ASSIGNED IN SUBSTITUTION OF THE SHAREHOLDING RIGHTS WHICH SHALL BE EXTINGUISHED; ON THE CRITERIA USED TO DETERMINE THE SUBSTITUTIONS; ON THE REASONS FOR WHICH THE OPERATION IS CONSIDERED EQUITABLE. The Partial Spin-Off will not imply the cancellation of any of TCO's shares. Considering that the number of shares issued by each Operating Company as a result of the part of TCO's equity transferred to them as a consequence of the Partial Spin-Off would be insignificant if compared with the costs to maintain the new shareholders' database, and considering also that many of the Operating Companies recently closed their capital, the issuing of such small number of shares would not be justifiable. Therefore, no shares will be issued by the Operating Companies favoring TCO's shareholders. The Partial Spin-Off is considered equitable for all Operating Companies' shareholders, considering that no shares will be issued as a result of the incorporation of part of the equity spun-off by TCO, and this issue shall only occur when there are real advantages associated with the fiscal benefits resulting from the transferred premium, and the minority shareholders shall have the right to participate in the capital increase on a preferential basis and on equal grounds with the controlling shareholder.

The fiscal benefit resulting from the appropriation of the deferred asset (premium) will be capitalized in the form described by Article 7(degree) of CVM Instruction n(degree) 319/99, that is, after termination of each corporate period and as the fiscal benefit originating from the amortization of the special premium reserve is received by the Operating Companies, part of the special premium reserve will be capitalized to the benefit of TCO. The minor shareholders will have the right to preference when subscribing to these shares, when this right is applicable, and the amounts contributed by them shall be given directly to TCO, as provided in the first paragraph of Article 7(degree), CVM Instruction n(degree) 319/99.

Taking into account that the fiscal benefit in question originates from contributions made by BID S/A, the controlling shareholder of TCO, BID S/A will be owed the entire fiscal benefit generated by the amortization of the premium, to the extent that such fiscal benefit may be used to increase the capital of the Operating Companies, and TCO will owe an obligation of equivalent value to BID S/A.

6. ON THE COMPARISON BETWEEN THE POLITICAL AND THE PROPRIETARY ADVANTAGES OF THE CONTROLLING SHAREHOLDER'S STOCK PRIOR TO AND AFTER THE OPERATION, INCLUDING THE ALTERATIONS OF THEIR RESPECTIVE RIGHTS. Shareholding will not be altered in any of the Corporations, neither will any of the political or proprietary advantages of the shares owned by any of their shareholders be altered.

7. ON THE SHARES TO BE RECEIVED BY THE PREFERRED SHAREHOLDERS; ON THE REASONS FOR THE ALTERATIONS OF THEIR RIGHTS; ON THE APPLICABLE COMPENSATORY MECHANISMS. No shares will be issued and no preferred shareholder rights will be altered as a result of the Partial Spin-Off.

8. ON THE ASSETS AND LIABILITIES CONSTITUTING EACH PORTION OF THE EQUITY.

The assets and liabilities that constitute the equity spun-off from TCO are itemized below, as well as the Operating Companies to which they will be assigned.


-----------------------------------------------------------------------------------------------------
| Holding company       |  Deferred Asset   |     Cash     |  Special Premium Reserve  |   Capital  |
|                       |    (Premium)      |              |                           |            |
|-----------------------|-------------------|--------------|---------------------------|------------|
|Telebrasilia Celular   |   79,488,784.78   |   28,980.00  |     79,488,784.78         |  28,980.00 |
|-----------------------|-------------------|--------------|---------------------------|------------|
|Telegoias Celular      |   55,241,688.25   |   20,140.00  |     55,241,688.25         |  20,140.00 |
|-----------------------|-------------------|--------------|---------------------------|------------|
|Telemat Celular        |   55,214,259.41   |   20,130.00  |     55,214,259.41         |  20,130.00 |
|-----------------------|-------------------|--------------|---------------------------|------------|
|Telems Celular         |   63,305,767.87   |   23,080.00  |     63,305,767.87         |  23,080.00 |
|-----------------------|-------------------|--------------|---------------------------|------------|
|Teleron Celular        |   13,248,130.80   |    4,830.00  |     13,248,130.80         |   4,830.00 |
|-----------------------|----------------------------------|---------------------------|------------|
|Teleacre Celular       |    7,789,791.26   |    2,840.00  |      7,789,791.26         |   2,840.00 |
----------------------------------------------------------------------------------------------------


The portion of the equity spun off by TCO originating from the corporate equity and transferred to the Operating Companies as a result of the Partial Spin-Off, totaling one hundred thousand Brazilian Reais (R$100,000.00), shall be accounted by the Operating Companies in the following manner: (a) R$5.00 for the corporate equity of each Operating Company, and (b) the remaining portion will be allocated to the capital reserve of each Operating Company.

9. ON THE  CRITERIA  FOR  THE  VALUATION  OF THE NET  EQUITY;  ON THE  DATE  THE
VALUATION  WILL  REFER  TO;  ON THE WAY TO TREAT THE  SUBSEQUENT  VARIATIONS  IN
EQUITY: The equity spun off from TCO will be evaluated based on the accounting method. This valuation refers to the 30th day of September, 2000. The variations in equity relative to the assets and liabilities spun off will be absorbed by the Operating Company incorporating the corresponding asset and liability.

10. ON THE SOLUTION TO BE ADOPTED REGARDING SHARES OF ONE OF THE CORPORATIONS OWNED BY ANOTHER CORPORATION. This item does not apply to the partial Spin-Off.

11. ON THE INCREASE OR REDUCTION OF THE CORPORATIONS' CAPITAL. TCO's corporate equity shall be reduced by R$100.000.00. The corporate equity of each of the Operating Companies shall increase by R$5.00.

12. ON THE COMPOSITION AFTER THE PARTIAL SPIN-OFF, NAMELY THE NATURE AND THE CLASSES OF SHARES AND THE CAPITAL OF THE CORPORATIONS WHICH SHOULD ISSUE SHARES IN SUBSTITUTION TO THOSE THAT SHALL BE EXTINGUISHED. The Partial Spin-Off will not imply the issuing or the cancellation of shares by any of the Corporations.

13. ON THE VALUE OF THE REIMBURSEMENT FOR THE SHARES TO WHICH THE DISSENTING SHAREHOLDERS WILL HAVE THE RIGHT, WHEN APPLICABLE. There will be no right to recess during the Operation.

14. ON THE DETAILED COMPOSITION OF THE UNWRITTEN ASSETS AND LIABILITIES TO BE ASSUMED BY THE OPERATING COMPANIES AS A RESULT OF THE PARTIAL SPIN-OFF. No debt or obligation will be transferred to the Operating Companies as a result of the Partial Spin-Off.

15. ON THE IDENTIFICATION OF THE SPECIALIZED COMPANY WHICH VALUATED THE PORTION OF TCO'S SPUN-OFF EQUITY. ERNST & YOUNG INDEPENDENT AUDITORS S/C will be responsible for evaluating the portion of TCO's spun-off equity. ERNST & YOUNG INDEPENDENT AUDITORS S/C has sent statements to the Corporations informing that there is no present or potential conflict or common interest relative to TCO or its controlling parties, or relative to the minority shareholders of any of the Corporations, its respective partners or the Partial Spin-Off.

16. ON THE SUBMISSION OF THE PARTIAL SPIN-OFF TO THE APPROVAL OF BRAZILIAN AND FOREIGN REGULATORY OR ANTITRUST AUTHORITIES. The spin-off described herein is not subject to approval by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL), by the Economic Administration and Defense Council (Conselho de Administracao and Defesa Economica - CADE), or any other regulatory agency.

17. ON OTHER CONDITIONS FOR THE PARTIAL SPIN-OFF. TCO agrees to practice the necessary measures to ensure that the dividends assigned to the shares held by shareholders are not reduced by the amount of premium amortized in each period.

18. ON THE ACCESS TO THE INCORPORATION'S DOCUMENTATION: The spin-off protocol, the justification, the valuation report on the spun-off portion and the remaining documents used to prepare the Partial Spin-Off will remain at the disposal of the shareholders at the Corporations' headquarters. These documents will be filed on October 13th, 2000, with the Securities and Exchange Commission (Comissao de Valores Mobiliarios) and the Sao Paulo Stock Exchange (Bovespa).

                           Brasilia, October 11, 2000.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            TELEBRASILIA CELULAR S/A
                              TELEGOIAS CELULAR S/A
                               TELEMAT CELULAR S/A
                               TELEMS CELULAR S/A
                               TELERON CELULAR S/A
                              TELEACRE CELULAR S/A

                          Mario Cesar Pereira de Araujo
                  Presidente and Director of Investor Relations

                                     BID S/A
                              Antonio Roberto Beldi
                                    President

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Tele Centro Oeste Cellular Holding Company

Date: October 13, 2000              By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          ------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President